FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO: 333-163411

WELLS CORE OFFICE INCOME REIT, INC.
SUPPLEMENT NO. 9 DATED FEBRUARY 9, 2012
TO THE PROSPECTUS DATED AUGUST 10, 2011

This document supplements, and should be read in conjunction with, our prospectus dated August 10, 2011 relating to our offering of 230,000,000 shares of common stock, as supplemented by supplement no. 8 dated January 11, 2012. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	the extension of the offering; and

•	the execution of an agreement to purchase a ten-story office building containing approximately 268,200 square feet in Herndon, Virginia.

Status of the Offering

We commenced this initial public offering on June 10, 2010, pursuant to which we are offering up to 200,000,000 shares of our common stock in a primary offering at $25.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our distribution reinvestment plan at the higher of $23.75 or 95% of the estimated value of a share of our common stock. As of February 1, 2012, we had raised aggregate gross offering proceeds of approximately $242.7 million from the sale of approximately 9.7 million shares in this offering, including shares sold under our distribution reinvestment plan.

Extension of Our Initial Public Offering

On January 26, 2012, our board of directors approved an extension of the termination date of this public offering from June 10, 2012 to June 10, 2013. Accordingly, all references to the termination of this offering are revised to state that this offering will terminate on June 10, 2013, unless further extended.

Probable Real Estate Investment

On February 8, 2012, we entered into a purchase agreement to acquire a ten-story office building totaling approximately 268,200 square feet (the “South Lake at Dulles Corner Building”) for approximately $91.1 million, exclusive of adjustments and closing costs. We intend to fund the acquisition with proceeds raised from this offering and proceeds from our $300.0 million secured revolving credit facility. The South Lake at Dulles Corner Building was built in 2008 and is located on approximately 7.5 acres of land in Herndon, Virginia. The seller, Brandywine Acquisition Partners, LP, is not affiliated with us, our advisor, or an affiliate of our advisor.

The South Lake at Dulles Corner Building is currently 100% leased to two tenants and is anchored by Time Warner Cable, Inc. (“TWC”), which leases approximately 99.5% of the building. TWC is the second-largest multi-service cable operator in the United States, providing three primary services over its broadband cable systems: video, high-speed data, and voice services.

The current annual effective base rent is approximately $8.7 million. The current weighted-average rental rate over the lease term is approximately $34.39 per square foot. TWC utilizes the South Lake at Dulles Corner Building to provide engineering support to its operations. TWC's lease expires in July 2019, but it has the right to extend the term of its lease for two additional five-year renewal periods at 100% of the then-current market rate. TWC also has a one-time right any time between July 2016 and July 2017 to terminate a portion of its lease as to any one or more full floors by providing twelve months written notice and paying a fee equal to the unamortized leasing costs amortized with an 8% interest rate. If TWC terminates greater than 50% of its then leased space, it shall be required to pay an additional fee equal to two months of the then escalated rent, prorated for the amount of space terminated. Total termination fees, if TWC vacates the entire premises in July 2016 or July 2017, would be approximately $11.2 million or $8.3 million, respectively.

The average occupancy rate of South Lake at Dulles Corner Building during each of the last four years was as follows:

Year	Average Occupancy Rate
2008	—
2009	52%
2010	100%
2011	100%

The average effective annual rental rate per square foot, calculated as the annualized base rental rate divided by leased square feet, for each of the last four years for the South Lake at Dulles Corner Building was as follows:

Year	Average Effective Annual Rental Rate per Square Foot
2008	$—
2009	$32.43
2010	$32.39
2011	$32.39

The table below sets forth a schedule for expiring leases for the South Lake at Dulles Corner Building by square footage and by annualized base rent in the year of expiration.

Year	Number of Leases Expiring	Annualized Base Rent	% of Annualized Base Rent	Leased Rentable Square Feet Expiring	% of Leased Rentable Square Feet Expiring
2012	—	—	—	—	—
2013	—	—	—	—	—
2014	—	—	—	—	—
2015	—	—	—	—	—
2016	—	—	—	—	—
2017	—	—	—	—	—
2018	—	—	—	—	—
2019	2	$10,099,883	100%	268,240	100%
2020	—	—	—	—	—
2021	—	—	—	—	—
Thereafter	—	—	—	—	—

Based on the current condition of the South Lake at Dulles Corner Building, we do not believe it will be necessary to make significant renovations to the South Lake at Dulles Corner Building. Our management believes that the South Lake at Dulles Corner Building is adequately insured.

The consummation of the purchase of the South Lake at Dulles Corner Building is subject to certain conditions. Other assets may be identified that we may acquire before or instead of the South Lake at Dulles Corner Building. We can make no assurances that the closing of this investment will occur.

SUPPLEMENTAL INFORMATION - The prospectus of Wells Core Office Income REIT, Inc. consists of this sticker, the prospectus dated August 10, 2011, supplement no. 8 dated January 11, 2012, and supplement no. 9 dated February 9, 2012.
Supplement no. 8 includes:

•
operating information, including the status of the offering, portfolio data, selected financial data, distribution information, dilution information, information about our share redemption program, and compensation to our advisor, our dealer manager and their affiliates;

•	an update to the cover page risk factors;

•	an update to the risk factors in the Prospectus Summary section of our prospectus;

•	an update to the risks related to an investment in our shares;

•	an update to our federal income tax risks;

•	an update regarding our dealer manager;

•	limitations on the consideration to be paid in a possible internalization transaction;

•	an update to our Prior Performance Summary;

•	the amendment of our share redemption program;

•	an update to the compensation paid to our dealer manager on shares sold to mutual funds;

•	the breaking of escrow in Pennsylvania;

•	experts information; and

•	information incorporated by reference.

Supplement no. 9 includes:

•	the status of the offering;

•	the extension of the offering; and

•	the execution of an agreement to purchase a ten-story office building containing approximately 268,200 square feet in Herndon, Virginia.